SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


*********************************************
In the Matter of
Alliant Energy Corporation, et al.                      CERTIFICATE
File No. 70-9891                                        PURSUANT TO
(Public Utility Holding Company Act of 1935)            RULE 24
*********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering October 1, 2004 - December 31, 2004 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See  attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See  attached Exhibit A

3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See  attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

     See  attached Exhibit C


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See  attached Exhibit D


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See  attached Exhibit E


7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     There were no shares issued under a continuous equity offering program and no shares issued as restricted stock in this period.

8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

     ANSWER:

     See  attached Exhibit F


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See  attached Exhibits G


10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

     See  attached Exhibit H


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

     Alliant Energy Corporate Services, Inc. filed a U-6B-2 on November 9, 2004. Wisconsin Power and Light Company, Inc. filed a U-6B-2 on November 10, 2004.


15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

     Incorporated by reference to Alliant Energy's Form 10-K for the year ended December 31, 2004.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See  attached Exhibit I


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See  attached Exhibit J


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:

     None


                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                               ALLIANT ENERGY CORPORATION


                   By:         /s/ Thomas L Hanson
                            ----------------------------------------------
                             Name:   Thomas L. Hanson
                             Title:  Vice President and Treasurer


March 22, 2005

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  October 1, 2004 - December 31, 2004

Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

December 31, 2004

                                                                                                                  Aggregate
                                                                            Investments      Commitments         Investment
                                                                          -------------------------------------------------------
                                                                                       (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                  $        -        $         -       $         -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                             -                  -                 -
Anhui New Energy Heat & Power Co. Ltd.                                          12.3                  -              12.3
Catleo Energia S.A.                                                                -                  -                 -
Companhia de Electricidade de Nova Friburgo S.A.                                   -                  -                 -
Companhia Energetica da Borborema S.A.                                             -                  -                 -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                 1.0                  -               1.0
Empresa Energetica de Sergipe S.A.                                               0.2                  -               0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                          7.7                  -               7.7
Henan Anfeng Electric Power Co. Ltd.                                             9.0                  -               9.0
Henan Yongfeng Electric Power Co. Ltd.                                          11.0                  -              11.0
Infratil Ltd.                                                                   15.0                  -              15.0
Jiaxing JIES Heat & Power Co. Ltd.                                              13.4                  -              13.4
LDM Utility Co., S.A. de C.V.                                                   40.5                  -              40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                    15.3                  -              15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                              90.2                  -              90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                     6.3                  -               6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                        -                  -                 -
Tangshan Peak Heat & Power Co. Ltd.                                             48.5                  -              48.5
Tongxiang TIES Heat & Power Co. Ltd.                                            10.4                  -              10.4
TrustPower Ltd.                                                                 44.1                  -              44.1
Usina Termeletrica de Juiz De Fora S.A.                                         13.9                  -              13.9
Zouping Peak CHP Co. Ltd.                                                       15.9                  -              15.9
                                                                          ------------------------------------------------------
Aggregate Investments in Foreign Utility Companies (FUCOs)                     354.7                  -             354.7
                                                                          -------------------------------------------------------

Alliant Energy Neenah, LLC                                                      56.0                  -              56.0
Sheboygan Power, LLC                                                           113.2               27.1             140.3
Guarantee of the debt security of a 6 Mw low Btu gas electric generating
 facility in Cedar Rapids, Iowa                                                    -                4.1               4.1
                                                                          -------------------------------------------------------
        Aggregate Investments in Electric Wholesale Generators (EWGs)          169.2               31.2             200.4
                                                                          -------------------------------------------------------

             Total Aggregate Investments in EWGs and FUCOs                $    523.9        $      31.2       $     555.1
                                                                          =======================================================



                                                                                               Balance at          Average
                                                                                               end of quarter      balance
                                                                          -------------------------------------------------------

Alliant Energy's consolidated retained earnings at March 31, 2004                           $     846.8
Alliant Energy's consolidated retained earnings at June 30, 2004                                  805.9
Alliant Energy's consolidated retained earnings at September 30, 2004                             859.5
Alliant Energy's consolidated retained earnings at December 31, 2004                              871.9
                                                                          -------------------------------------------------------
Alliant Energy's "consolidated retained earnings" at December 31, 2004
 (average of ending balance of four previous quarters)                                                              846.0
                                                                                                      ---------------------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                           $     290.9
                                                                                                      ===========================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  October 1, 2004 - December 31, 2004


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization December 31, 2004
(amounts in millions of dollars)

                                                    Amounts        Percentage
                                                -------------------------------

Common equity                                     $    2,561.4        47.89%
Cumulative preferred stock                               243.8         4.56%
Consolidated debt (1)                                  2,542.8        47.55%
                                                -------------------------------
                                                  $    5,348.0       100.00%
                                                ===============================


(1)
Long-term debt, net (excluding current portion)   $    2,299.5
Current maturities                                       102.3
Variable rate demand bonds                                39.1
Commercial paper                                          83.0
Other short-term borrowings                               18.9
                                                --------------------

                                                  $    2,542.8
                                                ====================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  October 1, 2004 - December 31, 2004


Item 4: The market-to-book ratio of Alliant Energy's common stock.


Market value per share at December 31, 2004             $         28.60
Common equity at December 31, 2004 (in millions)        $       2,561.4
Total shares outstanding at December 31, 2004               115,741,816
Book value per share at December 31, 2004               $         22.13
Market-to-book ratio of Alliant Energy's common stock            129.23%
                                                       ======================

Certificate Pursuant to Rule 24
Exhibit D
Report Period:  October 1, 2004 - December 31, 2004


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended December 31, 2004
(amounts in millions of dollars)


Beginning balance (September 30, 2004)                           $  859.5
Net income/(loss):
From EWGs and FUCOs (*)                              10.0
Other                                                32.7
                                                ------------
Total net income/(loss)                                              42.7
Common stock dividends                                              (30.3)
                                                                -------------
Ending balance (December 31, 2004)                               $  871.9
                                                                =============

(*) Amount does not include the allocation of interest, tax or corporate expenses.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  October 1, 2004 - December 31, 2004


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                      For the twelve months ended December 31, 2004
                                                    -------------------------------------------------

                                                         Revenues          Net Income/(Loss)
                                                      -------------     ----------------------
                                                               dollars in millions
                                                      -----------------------------------------


Alliant Energy Neenah, LLC                                  14.6                 3.8
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.     0.8                (0.2)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.         -                   -
Anhui New Energy Heat & Power Co. Ltd.                      26.1                 2.5
Catleo Energia S.A.                                         13.7                 8.6
Companhia de Electricidade de Nova Friburgo S.A.            22.5                 2.1
Companhia Energetica da Borborema S.A.                      28.8                 3.7
Companhia Forca e Luz Cataguazes-Leopoldina S.A.            82.3                 7.3
Empresa Energetica de Sergipe S.A.                         118.0                 8.8
Hebei Wuan Peak Heat and Power Co. Ltd.                      6.1                (1.1)
Henan Anfeng Electric Power Co. Ltd.                        11.0                 0.8
Henan Yongfeng Electric Power Co. Ltd.                      11.0                 0.6
Infratil Ltd.                                              111.1                32.9
Jiaxing JIES Heat & Power Co. Ltd.                          25.8                 1.0
LDM Utility Co., S.A. de C.V.                                0.2                (0.4)
Sheboygan Power, LLC                                           -                (0.2)
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                10.7                 0.6
Sociedade Anonima de Eletrificacao da Paraiba S.A.         147.7                12.0
Tai An Hua Feng Peak Heat and Power Co. Ltd.                 9.3                 3.0
Tai An Xin Wen Peak Heat and Power Co. Ltd.                 10.6                 2.8
Tangshan Peak Heat and Power Co. Ltd.                       30.2                 6.2
Tongxiang TIES Heat & Power Co. Ltd.                        12.2                 0.5
TrustPower Ltd.                                            388.7                47.2
Usina Termeletrica de Juiz De Fora S.A.                     32.1                 7.2
Zouping Peak CHP Co. Ltd.                                   20.0                 0.9


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  October 1, 2004 - December 31, 2004

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

                                Original Issue

                  Shareowner                             Long-term Equity
 Date             Direct Plan           401K             Incentive Plan
----------------------------------------------------------------------------
 10/15/2004           17,458                -                        -
 11/15/2004          117,836                -                        -
 11/16/2004                -           32,980                        -
 12/07/2004                -                -                    6,782
 12/15/2004           16,009                -                        -
 12/17/2004                -                -                   34,768
============================================================================
   TOTALS            151,303           32,980                   41,550



Grand Total:                  225,833


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  October 1, 2004 - December 31, 2004


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                     Date Of
                                                                                     Issue/
                                                                                     Amend-     Date of           Amount
Guarantor    On Behalf Of         Purpose            Name of Guaranteed Party        ment      Expiration        Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

     There were no guarantees issued during the quarter.








                                                                            Name of                                     Amount
Guarantor         On Behalf Of               Purpose                   Guaranteed Party              Period           Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy   RMT                     Contractors Bond          Construction Industry       10/11/04-10/11/05       $    50,000
                                                                     Recovery Fund

Alliant Energy   Alliant Energy EPC LLC  Contractor's Bond         State of Washington         10/19/04-10/19/05       $    12,000

Alliant Energy   RMT                     Right of Way Bond         Road Commission for         11/18/04-11/18/05       $     5,000
                                                                    Oakland County

Alliant Energy   RMT                     Right of Way Bond         Road Commission for         11/22/04-11/22/05       $     5,000
                                                                     Oakland County

Alliant Energy   IPL/AECS               State of Illinois          State of Illinois           12/01/04-12/01/05       $   200,000

Alliant Energy   Bastian Bay Pipeline   Right of Way Grant Bond    US Minerals Mgmt Service    12/15/04-12/15/05       $   300,000

Alliant Energy   Cogenex                Energy Savings             Central Maine Power         12/31/04-12/31/05       $   199,800




Certificate Pursuant to Rule 24
Exhibit H
Report Period:  October 1, 2004 - December 31, 2004


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



     Alliant Energy Corporation did not form any intermediate subsidiaries during the period from October 1, 2004 through December 31, 2004.


     Alliant Energy Corporation did not form any financing subsidiaries during the period from October 1, 2004 through December 31, 2004.


     Alliant Energy and its subsidiaries were authorized by the Securities and Exchange Commission to invest up to $800 million in additional "energy assets" through December 31, 2004. Alliant Energy completed the sale of its remaining ownership interest in Whiting Petroleum Corporation in the fourth quarter of 2004, and at December 31, 2004 had approximately $4 million of other investments in "energy assets" by various other Alliant Energy subsidiaries.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  October 1, 2004 - December 31, 2004


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

                                                                                Interstate Power and       Wisconsin Power and
December 31, 2004                                Alliant Energy Corporation        Light Company              Light Company
(amounts in millions of dollars)
                                                   Amounts     Percentage      Amounts     Percentage        Amounts     Percentage
                                                 -------------------------- -------------------------- -----------------------------


Common equity                                     $  2,561.4     47.89%     $  1,142.3       49.13%      $ 1,050.9        63.72%
Cumulative preferred stock                             243.8      4.56%          183.8        7.90%           60.0         3.64%
Consolidated debt (1)                                2,542.8     47.55%          999.1       42.97%          538.3        32.64%
                                                 -------------------------- -------------------------- -----------------------------
                                                  $  5,348.0    100.00%     $  2,325.2      100.00%      $ 1,649.2       100.00%
                                                 ========================== ========================== =============================


(1)
Long-term debt, net (excluding current portion)   $  2,299.5                  $   960.4                  $  364.2
Current maturities                                     102.3                        2.7                      88.0
Variable rate demand bonds                              39.1                          -                      39.1
Commercial paper                                        83.0                       36.0                      47.0
Other short-term borrowings                             18.9                          -                         -
                                                 ---------------            --------------             ---------------
                                                  $  2,542.8                  $   999.1                  $  538.3
                                                 ===============            ==============             ===============


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  October 1, 2004 - December 31, 2004


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended December 31, 2004
(amounts in millions of dollars)

                                                                                          Alliant Energy
                                           Interstate Power        Wisconsin Power         Corporation
                                           and Light Company      and Light Company       Consolidated

Beginning balance (September 30, 2004)     $   375.8               $   458.1              $   859.5
Gross earnings (1)                              31.4                    25.8                   42.7
Goodwill amortization (2)                          -                       -                      -
Common stock dividends                         (26.5)                  (22.2)                 (30.3)
                                        -------------------------------------------------------------------
Ending balance (December 31, 2004)         $   380.7               $   461.7              $   871.9
                                        ===================================================================


(1)  Gross earnings is defined as net income excluding goodwill amortization.

(2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.